EXHIBIT 3.1

On August 12, 2004, the Board of Directors (the “Board”) of Axesstel, Inc., a Nevada corporation (the “Company”), amended the Company’s Bylaws by adopting the following resolutions:

WHEREAS, Article VIII, Section 2 of the Company’s Bylaws provides that the Board may amend the Bylaws by a majority vote of the whole Board; and

WHEREAS, it is advisable and in the best interests of the Company to amend the Company’s Bylaws as hereinafter provided.

NOW, THEREFORE, BE IT RESOLVED: That the second sentence of Article II, Section 2 of the Company’s Bylaws is hereby amended to read in its entirety as follows: “The number of directors may from time to time be increased or decreased [by a majority vote of the Board] to not less than one nor more than fifteen.” [Bracketed text added to original sentence.]